# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: GRAFTECH INTERNATIONAL LTD, CIK 0000931148
CUSIP: 384313607
Title of class of securities: Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: 982 Keynote Circle, Brooklyn Heights, Ohio (OH), 44131
Date of event which requires filing of this statement: 09/01/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002148347

## Reporting persons
- HEG Graphite Ltd: type of reporting person: other (OO); citizenship or place of organization: India (K7); sole voting power 2,577,106; shared voting power 0; sole dispositive power 2,577,106; shared dispositive power 0; aggregate amount beneficially owned 2,577,106 (9.9% of the class)

## Item 1. Issuer
Name of issuer: GRAFTECH INTERNATIONAL LTD
Address of issuer's principal executive offices: 982 Keynote Circle, Brooklyn Heights, Ohio 44131

## Item 2. Person Filing
Name of person filing:
This Statement is filed on behalf of HEG Graphite Limited (the "Reporting Person").

On September 1, 2026, pursuant to the Composite Scheme of Arrangement amongst HEG Limited, the Reporting Person, Bhilwara Energy Limited, and their respective shareholders and creditors, HEG Limited transferred the 2,577,106 shares of the Issuer's Common Stock that it directly held as of such date to the Reporting Person.

On September 2, 2026, HEG Limited was renamed as "HEG Advanced Materials Limited." HEG Advanced Materials Limited is separately filing an amendment to its Schedule 13G to report that it no longer beneficially owns any shares of the Issuer's Common Stock.
Address of principal business office or, if none, residence:
The address of the principal business office of the Reporting Person is Bhilwara Towers, A-12, Sector 1, Noida (UP) 201301 NCR Delhi, Republic of India.

The registered office address of the Reporting Person is Mandideep (Near Bhopal), Distt. Raisen-462046, Madhya Pradesh, Republic of India.
Citizenship: Republic of India

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: As of the date hereof, the Reporting Person may be deemed the beneficial owner of 2,577,106 shares of Common Stock.
Percent of class: As of the date hereof, the Reporting Person may be deemed the beneficial owner of approximately 9.9% of the shares of Common Stock outstanding. This percentage is based on 26,092,164 shares of Common Stock outstanding as of July 17, 2026, as reported by the Issuer in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on July 24, 2026.
Sole power to vote or to direct the vote: 2,577,106
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 2,577,106
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- HEG Graphite Ltd: /s/ Shri Manish Gulati, Shri Manish Gulati, Executive Director (09/08/2026)